TMX Alpha US, LLC

(An indirect subsidiary of TMX Group Limited)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
013-00202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TMX Alpha US, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Avenue, Suite 2310
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laure Richmond	(201)919-3901	laure.richmond@tmx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLC
(Name – if individual, state last, first, and middle name)

375 9th Ave, 17th Floor	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2023	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laure Richmond _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TMX Alpha US, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Laure Richmond   Digitally signed by Laure Richmond
                            Date: 2026.03.05 21:20:32 -05'00'
_____

Title:

Chief Financial Officer
_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
TMX Alpha US, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TMX Alpha US, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2024.

New York, New York
March 5, 2026

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

(in Thousands)

Assets

Cash & cash equivalents	$	4,234
Clearing deposit		150
Receivables from broker-dealers		198
Receivables from affiliates		165
Property, furniture, equipment, and software, at cost-net of accumulated depreciation and amortization of $326		795
Prepaid expenses and other assets		899
Total Assets	$	**6,441**

Liabilities and Member's Equity

Accounts payables and accrued expenses	$	786
Accrued compensation		1,496
Payables to affiliates		466
Total Liabilities	$	**2,748**
Member's Equity		3,693
Total Member's Equity		**3,693**
Total Liabilities & Member's Equity	$	**6,441**

The accompanying notes are an integral part of the Statement of Financial Condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

1. Organization and nature of the business

TMX Alpha US, LLC ("Alpha X US" or "The Company") is organized in the state of Delaware and is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates an alternative trading system platform ("ATS"). Only broker dealers have access to the ATS.

On November 1, 2025, the Company converted from a Delaware C-Corporation to a Delaware Limited Liability Company ("LLC") and changed its name from TSX Alpha U.S. Inc to TMX Alpha US, LLC. In connection with the conversion, all outstanding shares of Common Stock were exchanged for Membership Interests. Accumulated Retained Earnings and Paid-in Capital were reclassified to Member's Equity.

The Company is a wholly owned subsidiary of TMX U.S. Holdings, Inc. ("TMX US"), which is ultimately owned by TMX Group Limited ("TMX"). The Company operates as a single operating segment.

The Company commenced operations on August 22, 2023. The Company became a FINRA member on June 24, 2024. On November 12, 2024, the SEC accepted Alpha X US's ATS application. The Company launched its ATS on January 22, 2025.

2. Significant Accounting policies

Basis of Presentation

The Statement of Financial Condition is presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of Americas ("GAAP").

Use of estimates in the preparation of the Statement of Financial Condition

The preparation of Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Cash and cash equivalents

Cash and cash equivalents consist of deposits with one large U.S. bank and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks.

Deposit with Clearing Broker

On November 6, 2023, the Company executed a clearing agreement with Instinet, LLC ("Instinet"). The Company has agreed to maintain a deposit account with Instinet once the ATS is operational. The deposit was $150 thousand as of December 31, 2025.

Foreign Currency Translation

The Company revalues assets and liabilities denominated in non-U.S. currency into U.S. dollars using applicable exchange rates.

Property, furniture, equipment, and software, net

Fixed assets include furniture, equipment, and software, which are depreciated and amortized using the straight-line method over the useful lives of the assets. Estimated useful lives are generally as follows: equipment – 3 to 5 years, software – 3 years, and furniture – 10 years. Fixed assets are reported at cost less accumulated depreciation and amortization.

The Company periodically evaluates its fixed assets for impairment. The Company has not recorded any impairment expenses associated with its fixed assets for the year ended December 31, 2025.

Income Tax

On November 1, 2025, the Company converted from a C-Corporation to a Limited Liability Company ("LLC"). In connection with this conversion, the Company is now treated as a disregarded entity for federal and state income tax purposes. Consequently, the Company's taxable income or loss is now included in the income tax returns of its parent, and the Company is no longer subject to entity-level corporate income taxes.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

In accordance with ASC 740, *Income Taxes*, the Company is required to derecognize all deferred tax assets and liabilities upon a change in tax status.

The Company does not have a tax-sharing agreement with its parent.

The Company evaluates uncertain tax positions in accordance with ASC 740, Income Taxes. This standard requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. As of December 31, 2025, the Company has determined that there are no material unrecognized tax benefits or liabilities that should be recorded. The Company's tax years since 2023 remain open to examination by major taxing jurisdictions.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent. The Company entered into a short-term lease contract as a lessee of real estate for its office.

Interest

Interest is accrued on cash and cash equivalents balances.

3. Recent Accounting Developments

In December 2023, FASB issued Accounting Standards Update 2023-09 ("ASU 2023-09"), *Income Taxes,* Topic 740: Improvements to Income Tax Disclosures. ASU 2023-09 focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15th, 2024 and effective for all other business entities for annual periods beginning after December 15th, 2025.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

In 2025, the Company adopted ASU 2023-09, which requires all public entitles, including those entities disregarded for federal taxes, to disclose the net difference between the tax bases and the reported amounts of the entity's assets and liabilities per ASC 740-10-50-16.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This update provides a practical expedient that allows entities to assume that current macroeconomic conditions as of the balance sheet date will remain unchanged for the remaining life of the receivable, effectively removing the requirement to develop complex forward-looking forecasts for short-term trade receivables.

The Company early adopted ASU 2025-05 effective January 1, 2025. The Company has elected to apply the practical expedient to all qualifying current accounts receivable and contract assets. In accordance with the transition guidance, the Company continues to adjust historical loss information for current conditions as of the balance sheet date but assumes those conditions remain static over the remaining short-term life of the receivables. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

4.   Property, furniture, equipment, and software, at cost-net of accumulated depreciation and amortization

Property, furniture, equipment, and software, at cost-net of accumulated depreciation and amortization, which are included in the statement of financial condition consist of computer equipment, computer software, office furniture and equipment.

The table below presents balances related to property, equipment, and software as of December 31, 2025 (in thousands):

Technology and Computer Equipment	$	918
Office Furniture and Equipment		25
Computer Software		178
Balance – December 31, 2025	$	1,121
Less – Accumulated depreciation and amortization		(326)
Property, furniture, equipment and software, at cost-net of accumulated depreciation and amortization	$	795

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

5. Receivables from Broker-dealers

Receivables from broker-dealers consist of open invoices for commissions related to participant trading activity. These receivables are generally collected within 30 days of the invoice date.

The Company accounts for credit losses on financial instruments under ASC Topic 326, *Financial Instruments—Credit Losses*. The Company estimates expected credit losses over the contractual life of the assets, considering historical experience, current conditions, and reasonable and supportable forecasts.

In accordance with ASU 2025-05, the Company has elected the practical expedient to assume that current macroeconomic conditions as of the balance sheet date will remain unchanged over the remaining short-term life of the receivables. This eliminates the requirement to develop complex forward-looking forecasts for these short-term assets.

The Company's receivables are primarily due from large, well-capitalized broker-dealers. Management monitors the creditworthiness of these counterparties on an ongoing basis. As of December 31, 2025, the Company performed an assessment of its aging schedule and historical collection patterns.

Allowance for Credit Losses: Based on the short-term nature of the receivables, the high credit quality of the counterparties, and the lack of historical losses, management determined that any potential expected credit loss would be immaterial. Accordingly, no allowance for credit losses was recorded as of December 31, 2025.

As of December 31, 2025, 1 counterparty accounted for 55.8% of the total receivable balance. Management does not believe these concentrations represent a significant credit risk to the Company.

6. Related Parties Transactions

The Company has Expense Sharing Agreements and Services Agreements in place with certain affiliates TSX US, Inc, TSX Inc., VettaFi LLC and TMX U.S. Holdings, Inc. The Affiliates provide certain services, including technology, management, administrative, software support and maintenance and other services. The Company entered into a software license agreement with Montreal Exchange Inc.

In addition, the Company reimburses its affiliates for direct expenses paid by its affiliates on the behalf of the Company.

Costs that are included are allocated to the Company in a fair and reasonable manner. All expenses are allocated on a monthly basis based on the agreed expense sharing agreements, service agreement and license agreement. The Company settles these monthly. As of December 31, 2025, the Company liability to its affiliates was $466 thousand and the receivable balance from its affiliates was $165 thousand.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

7. Deferred Compensation

The Company grants cash-settled Restricted Stock Units ("RSUs") to certain employees. These RSUs are classified as liability awards because they represent an obligation to pay cash based on TMX's share price, provided the employee is still employed. The Company measures the liability and the related compensation expense for these awards based on the fair value of TMX's common stock at the end of each reporting period. The resulting liability is recognized over the requisite service period. As of December 31, 2025, the total accrual for the Company's RSU was $366 thousands, recorded in accrued compensation.

The awards vest in two equal annual increments (50% each year) beginning on the first anniversary of the grant date. Participants are entitled to receive dividend equivalents in the form of additional RSUs for any ordinary dividends paid on TMX's common stock prior to vesting. These additional RSUs are subject to the same vesting conditions and forfeiture terms as the original award.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As of December 31, 2025, the Company has applied an estimated forfeiture rate of 10% in determining the recognized compensation cost.

The maximum amount to be paid is not known until the awards become payable and will be based on total shareholder return from the date of grant to the time of payout. The accrual is based on the volume weighted average price of TMX's common shares at the end of the reporting year, calculated using a 30-day period for awards granted prior to 2025, and a 10-day period for awards granted in 2025.

As of December 31, 2025, there were 26,657 outstanding cash-settled RSUs (inclusive of units granted as dividend equivalents).

8. Leases

Leases with an initial term of 12 months or less, which do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise, are not recorded on the statement of financial condition. During the year ended December 31, 2025, the Company had a real estate lease for its office with an initial term of less than 12 months. The Company considers short-term leases as those with an initial term not exceeding 12 months, ownership does not transfer upon expiration, or a purchase option exists that the Company is reasonably certain to exercise. In October 2025, the Company terminated its remaining lease agreements.

9. Income Taxes

As a disregarded entity, the Company is not a tax-paying entity; instead, the Company's income or loss is reported on the income tax returns of its parent company. Accordingly, no provision for income taxes, nor any deferred tax assets or liabilities, have been included in the accompanying Statement of Financial

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Condition, and no formal tax-sharing or tax-allocation agreement exists between the Company and its parent TMX U.S. Holdings, Inc.

Although the Company is a disregarded entity for federal income tax purposes and does not record income taxes under ASC 740, in accordance with ASC 740-10-50-16, management has evaluated the net difference between the tax bases and the reported amounts of the Company's assets and liabilities. The difference as of December 31, 2025 was $18 million.

The Company applies the provisions of ASC 740, *Income Taxes*, which provides guidance on the recognition, measurement, and disclosure of tax positions. The Company evaluates its tax positions to determine whether they are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

As of December 31, 2025, management has determined that the Company has no unrecognized tax benefits or liabilities that would require adjustment to the Statement of Financial Condition. Furthermore, management has not identified any tax positions taken by the Company that would result in a material impact on the tax obligations of its parent company.

The Company has not identified any material unrecognized tax positions and/or related interest and penalties that should be recorded. Although no interest or penalties were accrued, the Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income, if applicable.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is subject to examinations by the various jurisdictions where applicable. There are currently no pending tax examinations, and the Company is not aware of any issues under review that could result in significant payments, accruals, or material deviation from its tax positions. The Company's tax years are still open under statute from 2023 to the present.

10. Operating segment

The Company operates a single alternative trading system, servicing U.S. broker dealers only. The President has been designated as the Chief Operating Decision Maker (CODM). The Company's activities are viewed as a single operating segment, and consequently, as a single reportable segment, because the CODM assesses the business based on the financial information of the Company.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, which is equal to the greater of $5 thousand or 6 2/3% of aggregate Indebtedness. As of December 31, 2025, the Company had a regulatory net capital of $1.8 million, $1.7 million in excess of its required net capital of $151 thousand.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

12. Commitments and Contingent Liabilities

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, *Contingencies*. As of December 31, 2025, accruals for

potential losses related to legal, regulatory, and governmental actions, and proceedings matters were not material.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on Management's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

13. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of December 31, 2025, the Company had no financial instruments carried at fair value on a recurring basis

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the Company's financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include cash and cash equivalents which are classified as Level I.

14. Subsequent Events

As required by FASB ASC Topic 855, *Subsequent Events*, the Company has evaluated subsequent events for adjustment to or disclosure in its Statement of Financial Condition through the date the Statement of Financial Condition were issued.

On January 22, 2026, the President of the Company resigned and a new President was appointed the same day.

On February 6, 2026, the Company received an additional $5.0 million in capital contribution from its parent TMX US.